SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [  x  ]            Form 40-F  [        ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [        ]            No  [  x  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-        .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Results of the Company’s General Meeting of Shareholders (attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: December 2, 2005	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

GigaMedia Limited (“GigaMedia” or the “Company”) announced today the results of a general meeting of shareholders held on November 30, 2005. With respect to a resolution to appoint GHP Horwath, P.C., a member firm of Horwath International (“Horwath”), as the Company’s new independent auditor, voting results were as follows:

Votes	Percentage
For	99.80
Against	0.10
Abstained	0.10

Horwath is the world’s eighth largest international association of full service accounting firms, according to industry source Accounting Today. Headquartered in New York, Horwath has more than 400 offices located in 90 countries.

Management expects PricewaterhouseCoopers (“PwC”) to resign following the appointment of Horwath. Management further expects the change to Horwath will lower GigaMedia’s annual audit fees. The Company intends to continue to engage PwC for advisory services, including work related to Sarbanes-Oxley reporting requirements and mergers and acquisitions.

PwC acted as the Company’s independent auditor for fiscal years 2002 through 2004. Throughout the period, PwC issued unqualified opinions in connection with GigaMedia’s financial statements and there were no disagreements between the Company and PwC on any matter of accounting principles, financial disclosure or audit procedures.